Gary W. Garson
Senior Vice President
General Counsel
and Secretary

May 4, 2006

Ms. Ibolya Ignat
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:          Loews Corporation (the "Company")
Comment Letter dated April 21, 2006 (the "Comment Letter")
Form 10-K for fiscal year ended December 31, 2005
Filed on March 10, 2006
File No. 001-06541

VIA EDGAR FILING AND FACSIMILE TRANSMISSION - 202-772-9217

Dear Ms. Ignat:

As we discussed on the telephone yesterday, this will confirm the Company's receipt of the Comment Letter. With respect to those comments relating to our subsidiary, CNA Financial Corporation ("CNA"), and included in the comment letter to CNA, the Company will respond in a manner consistent with the response to be provided by CNA. Our response will include a response to the comment relating to Contractual Cash Payment Obligations as well. The Company has included in Item 2, Management's Discussion and Analysis of Financial Condition and Results of Operations of its 10-Q for the Quarter Ended March 31, 2006, in the schedule of Contractual Cash Payment Obligations, information regarding estimated future interest payments related to debt.

As you know, CNA plans to file a substantive response to its comment letter on or before May 17, 2006, and the Company will provide its response at the same time.

Although we are of course amenable to enhancing our disclosures in the context of the Comment Letter, our responses to it should not be considered an indication that we believe any disclosures in the captioned Form 10-K filing are inadequate or incorrect in any material respect.

If you have any questions or further comments, please feel free to contact me at 212-521-2932, or via fax at 212-521-2997.

Very truly yours,

By:	/s/ Gary W. Garson
Gary W. Garson